Points Recognized by 2018 Growth 500 ranking of
Canada’s Fastest-Growing Companies
Canadian Business unveils 30th annual list of Canada’s Fastest-Growing Companies

TORONTO, SEPTEMBER 13, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, announces it has ranked No. 386 on the 30th annual Growth 500 ranking of Canada’s Fastest-Growing Companies by Canadian Business.

Ranking Canada’s Fastest-Growing Companies by five-year revenue growth, the Growth 500 - formerly known as the PROFIT 500 - profiles the country’s most successful entrepreneurial businesses. The Growth 500 is produced by Canadian Business. Points, and other winners are profiled in a special Growth 500 print issue of Canadian Business (packaged with the October issue of Maclean’s magazine) and online at Growth500.ca and CanadianBusiness.com.

“The companies on the 2018 Growth 500 are truly remarkable. Demonstrating foresight, innovation and smart management, their stories serve as a primer for how to build a successful entrepreneurial business today,” says Deborah Aarts, Growth 500 program manager. “As we celebrate 30 years of the Canada’s Fastest-Growing Companies program, it’s encouraging to see that entrepreneurship is healthier than ever in this country.”

This distinction follows Points’ consistent record of profitability, with a five-year revenue growth of 164%. Such growth has enabled Points to make an appearance on this list for the seventh year in a row. By building up a strong balance sheet, the company is in a position to continue to deliver innovative ecommerce solutions to both its new and existing partners.

“As a proud Canadian company, we are thrilled to once again be named as one of Canada’s Fastest-Growing Companies,” said Rob MacLean, CEO of Points. “Over the last couple of decades, the global loyalty industry has grown to become incredibly robust and this achievement is a nod to the fact that we have risen to the challenge. Our success wouldn’t be possible without our talented and passionate team, who continue to focus on building unique solutions for each of our partners.”

Points provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform.

About Points
Points, (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco, London and Dubai.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog.

About the Growth 500
For 30 years, the Growth 500 ranking of Canada’s Fastest-Growing Companies has been Canada’s most respected and influential ranking of entrepreneurial achievement. Developed by PROFIT and now published in a special Growth 500 print issue of Canadian Business (packaged with the October issue of Maclean’s magazine) and online at Growth500.ca and CanadianBusiness.com, the Growth 500 ranks Canadian companies on five-year revenue growth. For more information on the ranking, visit Growth500.ca.

About Canadian Business
Founded in 1928, Canadian Business is the longest-serving and most-trusted business publication in the country. It is the country's premier media brand for executives and senior business leaders. It fuels the success of Canada's business elite with a focus on the things that matter most: leadership, innovation, business strategy and management tactics. Learn more at CanadianBusiness.com.

CONTACT POINTS
Points Public Relations
Catherine Lowe
catherine.lowe@points.com
647-539-1310